Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of November 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: November 20, 2007

List of materials

Documents attached hereto:


i) Press release announcing: EU Fines Sony for Professional Videotape Activities in Europe




                                                        Sony Corporation
                                                        1-7-1 Konan, Minato-ku
                                                        Tokyo, 108-0075

                                                        Nov 20, 2007
                                                        No. 07-131E


          EU Fines Sony for Professional Videotape Activities in Europe

Today, Sony Corporation, Sony France SA and Sony Europe Holding BV were informed by the European Commission that it had taken a Decision fining those companies
47.19 million Euros for participating in a cartel from 1999 to 2002 in the professional video tape market in Europe. We have received a brief announcement, but do not yet have the full text of the Decision which we expect to receive in the coming days.

We are very disappointed by the conduct described in the announcement, which involved a small number of employees located in Europe. While the details still need to be confirmed in the full text of the Decision, Sony wants to make clear that it does not approve of or condone conduct of the kind described in the announcement. We are sorry that it happened and express our sincere regret.

Sony is committed to complying fully with all applicable competition rules, including the EU antitrust rules, and it did not contest the principal matters described in the Commission's announcement after they had been formally communicated to Sony. Sony does not, however, agree with the allegation that it obstructed the Commission's investigation. The incidents in question were inappropriate and regrettable, but did not amount to obstruction and had no material impact on the Commission's investigation.

Since the events in the Decision took place some years ago, Sony has reinforced its antitrust compliance policies and training, and has repeatedly made clear to its employees, as it does again today, that such conduct violates our basic principles of integrity and our code of conduct, is unacceptable, and will not be tolerated.